Exhibit 99.1

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On June 28, 2016 the Registrant consummated the previously announced spin-off of Shagrir Group Vehicle Services Ltd, (“Shagrir”).The unaudited pro forma financial statements have applied pro forma adjustments to the Registrant's historical consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America and give effect to the spin-off of Shagrir. The unaudited pro forma statements of operations for the fiscal years ended December 31, 2015, 2014 and 2013 assume that the spin-off occurred January 1, 2013. The unaudited pro forma balance sheet as of December 31, 2015, assumes the spin-off occurred on that date.

The unaudited pro forma financial statements are presented based on currently available information and are intended for informational purposes only. These unaudited pro forma financial statements are not necessarily indicative of what the Registrant's results of operations or financial condition would have been had the spin-off been completed on the dates assumed. In addition, they are not necessarily indicative of the Registrant's future results of operations or financial condition. Beginning in the second quarter of fiscal 2016, the historical financial results of the consolidated operations of Shagrir for the periods prior to the spin-off will be reflected in the Registrant's consolidated financial statements as discontinued operations.

The unaudited pro forma financial statements should be read in conjunction with (i) the accompanying notes to the unaudited pro forma financial statements, and (ii) the audited consolidated financial statements and accompanying notes and Item 5 - “Operating and Financial Review and Prospects” of the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2015 filed with the SEC on March 29, 2016.

The unaudited pro forma financial information also excludes the effects of costs associated with spin-off, as they are currently not known, and to the extent they occur, are expected to be non-recurring and were not incurred as of the closing date of the spin-off. However, such costs could affect the Registrant following the spin-off in the period the costs are incurred or recorded.

Pointer Telocation Ltd.

Unaudited Pro Forma Statements of Operations (USD in thousands)

Year Ended December 31, 2015

	Year ended December 31, 2015
	Historical	RSA spin-off Pro Forma adjustments (a)	Pro Forma
Revenues:
Products	28,617	6,254	22,363
Services	72,307	34,006	38,301

Total revenues	100,924	40,260	60,664

Cost of revenues:
Products	17,003	3,443	13,560
Services	49,739	31,860	17,879

Total cost of revenues	66,742	35,303	31,439

Gross profit	34,182	4,957	29,225

Operating expenses:
Research and development	3,409	-	3,409
Selling and marketing	12,063	1,595	10,468
General and administrative	10,993	2,412	8,581
Amortization of intangible assets	735	197	538
Impairment of intangible and tangible assets	917	-	917

Total operating expenses	28,117	4,204	23,913

Operating income	6,065	753	5,312
Financial expenses, net	869	226	643
Other expenses (income)	(6)	(18)	12

Income before taxes on income	5,202	545	4,657
Tax expenses	1,404	97	1,307

Net income from continuing operations	$3,798	448	$3,350

Pointer Telocation Ltd.

Unaudited Pro Forma Statements of Operations (USD in thousands)

Year Ended December 31, 2014

	Year ended December 31, 2014
	Historical	RSA spin-off Pro Forma adjustments (a)	Pro Forma
Revenues:
Products	33,099	5,300	27,799
Services	72,191	33,732	38,459

Total revenues	105,290	39,032	66,258

Cost of revenues:
Products	19,279	2,959	16,320
Services	50,461	31,391	19,070

Total cost of revenues	69,740	34,350	35,390

Gross profit	35,550	4,682	30,868

Operating expenses:
Research and development	3,390	-	3,390
Selling and marketing	11,219	1,636	9,583
General and administrative	11,883	2,060	9,823
Other general and administrative expenses	683	683	-
Other income	(288)	-	(288)
Amortization of intangible assets	994	254	740
Impairment of intangible and tangible assets	1,122	1,122	-

Total operating expenses	29,003	5,755	23,248

Operating income (loss)	6,547	(1,073)	7,620
Financial expenses, net	2,424	215	2,209
Other expenses	232	29	203

Income (loss) before taxes on income	3,891	(1,317)	5,208
Tax income	(8,849)	-	(8,849)

Net income (loss) from continuing operations	$12,740	(1,317)	$14,057

Pointer Telocation Ltd.

Unaudited Pro Forma Statements of Operations (USD in thousands)

Year Ended December 31, 2013

	Year ended December 31, 2013
	Historical	RSA spin-off Pro Forma adjustments (a)	Pro Forma
Revenues:
Products	34,662	4,528	30,134
Services	63,195	33,978	29,217

Total revenues	97,857	38,506	59,351

Cost of revenues:
Products	20,763	2,431	18,332
Services	45,497	31,552	13,945

Total cost of revenues	66,260	33,983	32,277

Gross profit	31,597	4,523	27,074

Operating expenses:
Research and development	3,244	-	3,244
Selling and marketing	10,398	1,535	8,863
General and administrative	10,539	1,857	8,682
Other general and administrative expenses	403	403	-
Amortization of intangible assets	967	548	419

Total operating expenses	25,551	4,343	21,208

Operating income	6,046	180	5,866
Financial expenses, net	1,077	216	861
Other income	(3,299)	-	(3,299)

Income (loss) before taxes on income	8,268	(36)	8,304
Tax expenses	1,337	-	1,337

Income (loss) after taxes on income	6,931	(36)	6,967
Equity in gains of affiliate	340	-	340

Net income (loss) from continuing operations	$7,271	$(36)	$7,307

Pointer Telocation Ltd.

Unaudited Pro Forma Balance Sheet (USD in thousands)

Year Ended December 31, 2015

	December 31, 2015
	Historical	RSA Spin-off Pro Forma adjustments	Pro Forma
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,347	$(2,095)	$7,252
Trade receivables, net	18,402	(8,876)	9,526
Other accounts receivable and prepaid expenses	2,040	(449)	1,591
Inventories	4,866	(169)	4,697
Property and equipment held for sale	282	(282)	-
Total current assets	34,937	(11,871)	23,066

LONG-TERM ASSETS:
Long-term accounts receivable	490	-	490
Long term loan to others	-	789	789
Severance pay fund	8,186	(5,215)	2,971
Property and equipment, net	9,112	(5,834)	3,278
Other intangible assets, net	816	(373)	443
Goodwill	46,753	(15,365)	31,388
Deferred tax asset	3,144	(54)	3,090
Total long-term assets	68,501	(25,052)	42,631
Total assets	$103,438	$(37,923)	$66,515

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit and current maturities of long-term loans	$4,905	$(85)	$4,820
Trade payables	11,776	(7,127)	4,649
Deferred revenues and customer advances	5,843	(5,172)	671
Other accounts payable and accrued expenses	7,928	(2,759)	5,169
Total current liabilities	30,452	(15,143)	15,309

LONG-TERM LIABILITIES:
Long-term loans from banks	8,385	-	8,385
Long-term loans from shareholders and others	180	(180)	-
Other long-term liabilities	258	-	258
Accrued severance pay	9,128	(5,783)	3,345
Total long term liabilities	17,951	(5,963)	11,988

COMMITMENTS AND CONTINGENT LIABILITIES:
EQUITY:
Share capital	5,770	-	5,770
Additional paid-in capital	128,410	-	128,410
Accumulated other comprehensive income	(6,254)	-	(6,254)
Accumulated deficit	(71,822)	(18,050)	(89,872)
Total Pointer Telocation Ltd's shareholders' equity	56,104	(18,050)	38,054

Non-controlling interest	(1,069)	1,233	164
Total equity	55,035	(16,817)	38,218

Total liabilities and equity	$103,438	$(37,923)	$65,515

Notes to the Unaudited Pro Forma Financial Statements

The unaudited pro forma financial statements give effect to the spin-off of Shagrir, to be accounted for as a discontinued operation. The unaudited pro forma Statements of Operations for the years ended December 31, 2015, 2014 and 2013 are presented as if the spin-off occurred as of January 1, 2013. The unaudited pro forma Balance Sheet as of December 31, 2015 is presented as if the spin-off occurred on that date.

a.	The Shagrir spin-off Pro Forma Adjustments columns in the unaudited pro forma information represent the historical financial results of the operations of Shagrir.
b.	The pro forma adjustments represent the elimination of the assets and liabilities of the business of Shagrir.